UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Abengoa, S.A.

(Name of Issuer)

Class B Shares, par value €0.01 per share

(Title of Class of Securities)

E0002V245

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. E0002V245		13G

1	Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only). Inversión Corporativa IC, S.A.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Kingdom of Spain

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 236,843,327 (1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 236,843,327 (1)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 236,843,327 (1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)* ☐

11	Percent of Class Represented by Amount in Row (9) 26.2% (2)

12	Type of Reporting Person* CO, HC

(1) Consists of (i) 40,224,972  Class A Shares owned by Inversión Corporativa IC, S.A.. (“Inversión’), (ii) 5,465,183  Class A Shares owned by Finarpisa, S.A. (“Finarpisa”), a wholly-owned subsidiary of Inversión, (iii) 169,292,440  Class B Shares owned by Inversión, and (iv) 21,860,732  Class B Shares owned by Finarpisa. Each Class A Share is convertible at the option of the holder into one Class B Share. The rights of the holders of Class A Shares and Class B Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class A Share is entitled to one hundred votes per share, whereas each Class B Share is entitled to one vote per share.

(2) Assumes conversion of all such Reporting Person’s Class A Shares into Class B Shares. The percentage reported does not reflect the one-hundred-for-one voting power of the Class A Shares.

CUSIP No. E0002V245	13G

Item 1.
	(a)	Name of Issuer: Abengoa, S.A. (“Abengoa”)
	(b)	Address of Issuer’s Principal Executive Offices: Campus Palmas Altas C/ Energía Solar 1 41014, Seville, Spain Tel: + 34 954 93 71 11

Item 2.
	(a)	Name of Person Filing: Information required by this Item is set forth in Schedule A attached hereto
	(b)	Address of Principal Business Office or, if none, Residence: Information required by this Item is set forth in Schedule A attached hereto
	(c)	Citizenship: Information required by this Item is set forth in Schedule A attached hereto
	(d)	Title of Class of Securities: Class B Shares, par value €0.01 per share (the “Class B Shares”)
	(e)	CUSIP Number: E0002V245

Item 3.	If this statement is filed pursuant to §§240.13d or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. E0002V245	13G

Item 4.	Ownership.

Based on 858,066,777 Class B Shares outstanding as of December 31, 2015, as reported by the Issuer to the Reporting Person, plus the number of Class A Shares beneficially owned by Inversión, which are treated as converted into Class B Shares only for the purpose of computing the percentage ownership of the Reporting Person.

(a) The information requested is set forth in Item 9 of the cover page to this Schedule 13G, and is incorporated herein by reference.
(b) The information requested is set forth in Item 11 of the cover pages to this Schedule 13G, and is incorporated herein by reference.
(c)
(i) The information requested is set forth in Item 5 of the cover page to this Schedule 13G, and is incorporated herein by reference.
(ii) None.
(iii) The information requested is set forth in Item 7 of the cover page to this Schedule 13G, and is incorporated herein by reference.
(iv) None.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities beneficially owned by Inversión and Finarpisa. Inversión beneficially owns 100% of the issued share capital of Finarpisa.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

[The remainder of this page intentionally left blank.]

CUSIP No. E0002V245	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016	INVERSIÓN CORPORATIVA IC, S.A.

	By:	/s/ Felipe Benjumea Llorente
Name: Felipe Benjumea Llorente
Title: Chairman

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

CUSIP No. E0002V245	13G

Schedule A

Name, Address and Citizenship of Person Filing

Name of Person Filing	Address of Principal Business Office	Citizenship or Place of Organization

Inversión Corporativa IC, S.A.	Paseo de la Castellana número 43, Madrid 28046	Kingdom of Spain